FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)









              THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
                     2004 CONSOLIDATED RESULTS - HIGHLIGHTS



   -Operating profit before provisions up 8.9 per cent to HK$40,661 million
    (HK$37,341 million in 2003).

   -Pre-tax profit up 29.2 per cent to HK$44,966 million (HK$34,797 million in 2003).

   -Attributable profit up 30.1 per cent to HK$33,565 million (HK$25,797 million in 2003).

   -Return on average shareholders' funds of 27.5 per cent (27.4 per cent in 2003).

   -Assets up 14.4 per cent to HK$2,459.0 billion (HK$2,148.7 billion at the end of 2003).

   -Total capital ratio of 11.9 per cent; tier 1 capital ratio of 11.4 per cent (12.0 per cent and 10.2 per cent at 31 December 2003).

   -Cost:income ratio of 39.9 per cent (39.1 per cent for 2003).

Results

Comment by David Eldon, Chairman

In 2004, The Hongkong and Shanghai Banking Corporation Limited made significant progress in developing its business across all customer groups. This was reflected in a 30.1 per cent increase in profit attributable to shareholders. The growth in profit was achieved against a background of low interest rates, intense competition and uncertain economic conditions both locally and internationally.

The bank's performance benefited from the benign credit environment. Provisions for bad and doubtful debts in the period fell to their lowest level since 1995. Credit quality improved in the period with overdue, rescheduled and non-performing loans all falling. Additionally, we saw encouraging signs of a pick-up in credit demand from corporate customers, in particular in the small and medium-sized sector.

Our customer groups performed strongly, benefiting from the investments made by the bank as part of the Managing for Growth strategy. Operating profit before provisions rose 8.9 per cent to a record HK$40,661 million. Highlights include:
   -In Personal Financial Services credit cards in force exceeded seven million for the first time, with card receivables growing 30.8 per cent across the region.
   -Overall insurance income from personal customers grew by 33.6 per cent to
    HK$3,721 million.
   -Income from fees and commissions on sales of unit trusts and capital guaranteed funds, funds under management and securities transactions grew by HK$1,284 million or 48.1 per cent.
   -Commercial Banking saw strong growth in deposits and advances, which more than offset the impact of the falling net interest margin.
   -Other operating income in the Commercial Banking sector grew by 15.9 per cent to HK$5,203 million as the bank leveraged its growing presence in mainland China, against a backdrop of strong regional trade flows.
   -Corporate, Investment Banking and Markets grew dealing profits for the bank to a record level of HK$6,615 million, benefiting from an enhanced capability to offer tailor-made solutions to corporate clients in the low interest rate environment.
   -The investment bank continued to strengthen and upgrade its product and service capabilities, a process which is now substantially complete. The benefits of this were reflected in a number of landmark transactions in Hong Kong and across the region.

On the Mainland, the bank acquired a 19.9 per cent stake in Bank of Communications Limited (BoCom). The transaction represents the largest single equity investment in a mainland China bank by a foreign bank. In a strategic cooperation agreement, the two parties agreed to create a joint venture to issue credit cards on the Mainland, as and when regulations allow. In the meantime, HSBC and BoCom plan to issue a co-branded card later in 2005.

While there are encouraging signs of recovery throughout the region, the outlook for 2005 remains challenging. Margins will continue to come under pressure amid fierce competition and high levels of surplus liquidity across the region. Overall prospects for the region will continue to be conditional upon the strength of the United States economic recovery and the success of macro-economic management measures in China.

Results by Customer Group

                                               Corporate,
                                               Investment
                        Personal                  Banking
                       Financial   Commercial         and   Private
Figures in HK$m         Services      Banking     Markets   Banking     Other     Total

Year ended 31Dec04

Net interest income       20,773        7,075      11,257        36      (909)   38,232

Dealing profits              607          515       5,429         5        59     6,615

Other operating income^   12,951        5,203       6,062        43    (1,453)   22,806

Operating income          34,331       12,793      22,748        84    (2,303)   67,653

Operating expenses^      (15,557)      (4,766)     (7,398)      (74)      803   (26,992)

Operating profit
 before provisions        18,774        8,027      15,350        10    (1,500)   40,661

Provisions for bad
 and doubtful debts       (1,276)         685       1,405         -        (2)      812

Provision for
 contingent
 liabilities and               -          (47)        132         -      (128)      (43)
 commitments

Operating profit          17,498        8,665      16,887        10    (1,630)   41,430

Profit/(loss) on
 tangible fixed assets
 and long-term
 investments                   6           (1)         93         -     2,000     2,098

Surplus arising on
 property revaluation          -            -           -         -     1,024     1,024

Share of profits
 less losses of
 associated companies         97          243          34         -        40       414


Profit on ordinary
 activities
 before tax               17,601        8,907      17,014        10     1,434    44,966

Share of pre-tax
 profit                     39.1%        19.8%       37.9%        -       3.2%      100%


                                               Corporate,
                                               Investment
                        Personal                  Banking
                       Financial   Commercial         and   Private
Figures in HK$m         Services      Banking     Markets   Banking     Other     Total

Year ended 31Dec03


Net interest income       21,106        6,225      12,377        25      (995)   38,738
Dealing profits              492          446       3,299         4      (217)    4,024

Other operating
 income^                  10,263        4,490       4,787       105    (1,042)   18,603

Operating income          31,861       11,161      20,463       134    (2,254)   61,365

Operating expenses^      (14,254)      (4,437)     (6,328)     (110)    1,105   (24,024)

Operating profit
 before provisions        17,607        6,724      14,135        24    (1,149)   37,341

Provisions for bad
 and doubtful debts       (3,680)         512        (207)        -       (11)   (3,386)

Provision for
 contingent
 liabilities and
 commitments                  (1)          (3)        (10)        -       (62)      (76)

Operating profit          13,926        7,233      13,918        24    (1,222)   33,879

Profit on tangible
 fixed assets
 and long-term
 investments                  13           36          98         -       866     1,013

Deficit arising on
property revaluation           -            -           -         -      (234)     (234)

Share of profits
 less losses of
 associated
 companies                    37            -           6         -        96       139

Profit on ordinary
 activities before tax    13,976        7,269      14,022        24      (494)   34,797

Share of pre-tax
 profit                     40.2%        20.9%       40.3%        -      (1.4)%   100.0%


^ Other operating income and operating expenses in 'Other' include an adjustment of HK$4,947 million to eliminate intra-group items (2003: HK$4,092 million).

Personal Financial Services reported profit before tax of HK$17,601 million, which was HK$3,625 million, or 25.9 per cent, higher than 2003. This reflected strong growth in Hong Kong of HK$2,831 million, or 20.8 per cent, in profit before tax, driven by a significant increase in revenue from wealth management and insurance products and a lower bad debt charge. In the rest of the Asia-Pacific region, operating profit before provisions grew by HK$750 million, or 63.9 per cent, and profit before tax increased by 230.8 per cent to HK$1,138 million, reflecting successful expansion across the region, particularly in credit cards and mortgage loans, while bad debt provisions remained stable.

Net interest income fell by HK$333 million, or 1.6 per cent. In Hong Kong, net interest income was HK$1,451 million, or 8.5 per cent, lower than 2003, primarily due to reduced spreads on deposits in the prevailing low interest rate environment, combined with intense price competition in the local mortgage market. Average mortgage yields in Hong Kong, excluding Government Home Ownership Scheme ('GHOS') and staff loans, fell from 175 basis points below the bank's best lending rate ('BLR') in 2003 to 202 basis points below BLR in 2004. In the rest of the Asia-Pacific region, net interest income rose by HK$1,118 million, or 28.3 per cent, reflecting strong asset growth across the region. Mortgage lending increased in Australia, Singapore, Taiwan, Korea and India, following strong sales drives and promotional campaigns, with volume growth outweighing the effect of tighter spreads in most markets. Interest earned on credit cards was higher in Indonesia, Taiwan, Australia and Thailand.

Other operating income of HK$12,951 million was 26.2 per cent higher than 2003, mainly attributable to the continued strong performance by the wealth management and insurance businesses. Income from fees and commissions on sales of unit trusts and capital guaranteed funds, funds under management and securities transactions grew by HK$1,284 million, or 48.1 per cent. This reflects increased marketing effort coupled with buoyant stock market activity this year, and the sale of structured products offering yield enhancement in the current, low interest rate environment. New products, including a range of structured treasury products, capital guaranteed funds, open-ended funds and certificates of deposit were launched to broaden the range of investment options. Overall, sales of unit trusts and structured products grew by 9.2 per cent to HK$55.8 billion, resulting in revenue growth of 47.2 per cent.

Fee income from credit cards was HK$516 million, or 16.7 per cent, higher than 2003 and the group maintained its position as the largest card issuer in Hong Kong with 3.5 million cards in force. In the rest of the Asia-Pacific region, cards in issue grew by 21 per cent, with credit card receivables also showing strong growth of HK$3,087 million, or 32.6 per cent, reflecting the success of targeted acquisition strategies and an enhanced rewards programme. Card spending across the region grew by HK$32.3 billion, in line with the improving economic environment. Receivables for the group grew strongly, driven primarily by growth in the rest of Asia-Pacific, while in Hong Kong balances increased against a falling market.

The group has continued to grow and develop its insurance business throughout the region. A series of promotional campaigns was launched, the number of financial planning managers increased, and the insurance product range was enhanced. Overall, insurance income from personal customers rose by 33.6 per cent to HK$3,721 million, reflecting the increase in the number of policies in force, a rise in underwriting profits and higher embedded value.

Operating expenses increased by HK$1,303 million, or 9.1 per cent, over 2003. Headcount rose to support business expansion across the region and included the recruitment of additional financial planning managers in Hong Kong. Performance-related staff costs rose in line with the increase in sales revenues. The various growth initiatives also incurred higher marketing costs, particularly for mortgages, credit cards, insurance and investment products, and there was particular emphasis on promoting brand awareness in mainland China.

The charge for provisions for bad and doubtful debts fell markedly by HK$2,404 million to HK$1,276 million. Specific provisions fell by HK$2,097 million, with lower new specific provisions in the credit card, mortgage and other personal lending portfolios, reflecting the improved credit conditions across much of the region. In particular, credit conditions improved in Hong Kong as the economy continued to recover with falling unemployment, lower bankruptcies and higher residential property prices, while in the rest of the Asia-Pacific region, provisions remained relatively flat against a backdrop of significant asset growth. There was also a release of the general provision following an improvement in historical loan loss experience relating to mortgages and personal loans.

Income from associates largely represents the share of profits from Bank of Communications attributable to Personal Financial Services for the period from the date of investment to 30 September 2004.

Commercial Banking reported profit before tax of HK$8,907 million, an increase of 22.5 per cent over 2003.

Business alignment between the commercial banking teams in Hong Kong and mainland China resulted in substantial growth in the number of mutual business referrals between the two areas, and approval was obtained for nine branches on the Mainland to provide renminbi services to local businesses. In addition, a team from Taiwan was seconded to the bank on the Mainland and helped capture substantial business from Taiwanese customers investing in mainland China. In Hong Kong, a number of new business banking centres have been set up to provide small and medium-sized enterprises ('SMEs') with a comprehensive range of services, and specific customer relationships in the middle market ('MME') sector have been allocated a dedicated relationship manager to address their more sophisticated banking needs.

Net interest income increased by HK$850 million, or 13.7 per cent, resulting from a 34 per cent growth in lending balances and 13 per cent growth in customer deposits. There was continued pressure on deposit spreads in the low interest rate environment and increasing competitive pressure on lending margins. The group benefited from the growth in international trade and the continued expansion of the Chinese economy, as well as from the improved customer management initiatives in the SME and MME sectors, including a new customer relationship management system. Property lending and taxi finance also grew as economic conditions improved in Hong Kong. In the rest of the Asia-Pacific region, net interest income increased in mainland China, New Zealand and Singapore, primarily as a result of asset growth.

Other operating income at HK$5,203 million was 15.9 per cent higher than 2003, primarily due to a rise in trade finance activity and trade-related income in Hong Kong and mainland China. In addition, income from the sale of wealth management and insurance products increased by 20.3 per cent in Hong Kong, following marketing and incentive campaigns and the introduction of a wider range of investment products.

Operating expenses rose by HK$329 million, or 7.4 per cent, as the number of relationship managers and support staff increased, although savings were made from the migration of back office work to HSBC's Group service centres.

The net release of provisions for bad and doubtful debts was HK$173 million higher than in 2003, benefiting from a release in the general provision following an improvement in historical loan loss experience. This was partly offset by higher new specific provisions in mainland China and Singapore, and lower releases and recoveries in the bank in Hong Kong, Indonesia and Bahrain.

Income from associates represents the share of profits from Bank of Communications and Industrial Bank attributable to Commercial Banking, for the period from the date of investment to 30 September 2004.

Corporate, Investment Banking and Markets reported profit before tax of HK$17,014 million, 21.3 per cent higher than 2003, driven by a strong increase in dealing profits, which more than compensated for a decline in net interest income, and a net release of provisions for bad and doubtful debts.

Net interest income fell by HK$1,120 million, or 9.0 per cent, compared with 2003. In Corporate and Institutional Banking, there was continued pressure on spreads in Hong Kong with income remaining flat, but revenue increased by 24 per cent in the rest of the Asia-Pacific region on the back of a 27.1 per cent growth in loans. In addition, Korea, Taiwan and India benefited from the growth in deposits from securities custody and clearing customers. Global Markets faced a challenging interest rate environment,characterised by uncertainty as to the magnitude of future interest rate changes and yield curves that were generally flat in the medium term, making it difficult to generate healthy margins through long-term position-taking. Net interest income in Hong Kong was negatively impacted as higher yielding treasury assets matured and were replaced at lower rates.

Dealing profits increased by HK$2,130 million, or 64.6 per cent, over 2003. Income from interest rate derivatives rose substantially both from successful position taking in a volatile market, particularly in Hong Kong, Korea and India, and from serving the needs of customers. Throughout the region a more sophisticated product proposition, supported by a specially tailored customer risk analysis system, enabled the business to identify and meet demand for structured investment products and bespoke risk management solutions in the low rate environment. Foreign exchange profits benefited from an increase in corporate sales and currency volatility in a number of countries, including Hong Kong, India and Korea. Losses were incurred on debt securities trading due to the widening of credit spreads because of political uncertainty in some parts of the region. These were mitigated by higher customer trading volumes.

Other operating income rose by 26.6 per cent to HK$6,062 million. Corporate and Institutional Banking saw an increase in fees and commissions from the securities custody and clearing business, which benefited from increased stock market activity across the region, notably in Hong Kong, India, Indonesia and Taiwan. Fee income from the asset management business also grew strongly due to an increase in funds under management and higher sales of investment products. The investment banking division was restructured during the year to provide corporate and institutional clients with enhanced comprehensive advisory and financing services. This resulted in an increase in fee-based investment banking revenues, with HSBC acting as global co-ordinator of the Hong Kong SAR Government's HK$6 billion bridge and tunnel toll securitisation offering, and as joint global co-ordinator of Ping An Insurance Company's US$1.84 billion initial public offering, the largest in Hong Kong in 2004.

Operating expenses increased by 16.9 per cent compared with 2003, reflecting higher performance-related staff costs in line with the strong Global Markets and Investment Banking results and the inclusion of costs relating to the Asia-Pacific operations of Bank of Bermuda. However, higher expenses were partly offset by the non-recurrence of the restructuring costs in India and Singapore in 2003. Headcount increased to support business expansion including the build up of the investment banking division and the recruitment of senior relationship managers to extend coverage along industry sector lines.

There was a net release of provisions for bad and doubtful debts of HK$1,405 million, compared with a net charge of HK$207 million in 2003. New specific provisions were significantly lower, reflecting the improved credit environment in Hong Kong, and there was an increase in the release of the general provision following an improvement in recent historical loan loss experience.

Income from associates largely represents the share of profits from Industrial Bank attributable to Corporate, Investment Banking and Markets, for the period from the date of investment to 30 September 2004.

Other includes income and expenses relating to staff housing loans, certain property activities and investment and other activities that are not allocated to other customer groups. 2004 benefited from a HK$1,024 million surplus arising from property revaluation, compared with a deficit in 2003. Gains were also made on the disposal and revaluation of certain long-term investments and from the sale of property in Hong Kong.

Consolidated Profit and Loss Account

                                             Year ended     Year ended
Figures in HK$m                                 31Dec04        31Dec03
Interest income                                  57,911         55,770
Interest expense                                (19,679)       (17,032)
Net interest income                              38,232         38,738
Other operating income                           29,421         22,627
Operating income                                 67,653         61,365
Operating expenses                              (26,992)       (24,024)
Operating profit before provisions               40,661         37,341
Provisions for bad and doubtful debts               812         (3,386)
Provisions for contingent liabilities
 and commitments                                    (43)           (76)
Operating profit                                 41,430         33,879
Profit on tangible fixed assets and
 long-term investments                            2,098          1,013
Surplus/(deficit) arising on property
 revaluation                                      1,024           (234)
Share of profits less losses of
 associated companies                               414            139
Profit on ordinary activities before tax         44,966         34,797
Tax on profit on ordinary activities             (7,086)        (5,387)

Profit on ordinary activities after tax          37,880         29,410
Minority interests                               (4,315)        (3,613)
Profit attributable to shareholders              33,565         25,797

Retained profits at 1 January                    37,764         28,952
Exchange and other adjustments                      777          1,089
Transfer of depreciation to premises
 revaluation reserve                                298            240
Transfer to premises revaluation reserve              -           (273)
Realisation on disposal of premises and
 investment properties                              519            233
Ordinary dividends paid in respect of
 the current year                               (15,500)        (8,650)
Ordinary dividends proposed                      (4,800)        (8,450)
Preference dividends payable                     (1,540)        (1,174)
                                                (21,840)       (18,274)
Retained profits at 31 December                  51,083         37,764

Extract from the Consolidated Balance Sheet

Figures in HK$m                                At 31Dec04   At 31Dec03

Assets
Cash and short-term funds                         501,261      359,137
Placings with banks maturing after one month       74,481      113,322
Certificates of deposit                            57,418       56,893
Hong Kong SAR Government certificates
 of indebtedness                                   92,334       85,294
Securities held for dealing purposes               71,747       82,239
Long-term investments                             430,469      399,642
Advances to customers                             919,253      815,004
Amounts due from fellow subsidiary
 companies                                         82,592       57,389
Investments in associated companies                16,918        1,564
Tangible fixed assets                              42,080       34,875
Other assets                                      170,492      143,382
                                                2,459,045    2,148,741

Liabilities
Hong Kong SAR currency notes in circulation        92,334       85,294
Current, savings and other deposit accounts     1,880,673    1,669,704
Deposits by banks                                  73,098       68,111
Amounts due to fellow subsidiary companies         17,137       11,328
Amounts due to ultimate holding company               479          375
Other liabilities                                 220,327      175,071
                                                2,284,048    2,009,883

Capital resources
Loan capital                                       11,142       12,855
Minority interests                                 16,360       15,991
Share capital                                      74,213       51,603
Reserves                                           68,482       49,959
Proposed final interim dividend                     4,800        8,450
Shareholders' funds                               147,495      110,012
                                                  174,997      138,858
                                                2,459,045    2,148,741

Consolidated Statement of Changes in Equity

                                              Year ended    Year ended
Figures in HK$m                                  31Dec04       31Dec03

Shareholders' funds as at 1 January              110,012        91,134

Profit for the year attributable to
 shareholders                                     33,565        25,797

Surplus/(deficit) on revaluation of
 premises                                          5,052        (1,145)

Surplus/(deficit) on revaluation of
 investment properties                               490          (252)

Surplus on revaluation of long-term
 investments                                       1,434           410

Realisation of gain on disposal of
 long-term investments                            (1,022)         (505)

New non-cumulative irredeemable
 preference shares issued                         16,356         6,808

New ordinary shares issued                         6,240             -

Dividends                                        (25,490)      (13,324)

Exchange and other movements                         858         1,089

Shareholders' funds as at 31 December            147,495       110,012

Consolidated Cash Flow Statement

Figures in HK$m                                        2004       2003

Operating activities
Cash generated from operations                      124,185     76,379
Interest received from long-term investments         12,780     12,496
Dividends received from long-term investments           210        216
Dividends received from associated companies             52         58
Interest paid on loan capital                          (576)      (835)
Dividends paid to minority interests                 (3,693)    (4,634)
Ordinary dividends paid                             (23,950)   (12,150)
Preference dividends paid                            (1,269)    (1,140)
Taxation paid                                        (5,083)    (3,619)

Net cash inflow from operating activities           102,656     66,771

Investing activities
Purchase of long-term investments                  (289,347)  (323,578)
Proceeds from sale or redemption of
 long-term investments                              268,963    299,295
Purchase of tangible fixed assets                    (1,475)    (1,220)
Proceeds from sale of tangible fixed assets             842        443
Net cash outflow in respect of acquisition
 of and increased shareholding in
 subsidiary companies                                  (972)      (795)
Net cash inflow in respect of disposal of
 subsidiary company                                      39          -
Net cash outflow in respect of purchase of
 business                                              (588)    (7,787)
Purchase of interest in associated companies        (15,785)      (122)
Proceeds from sale of interest in
 associated company                                      12          2

Net cash outflow from investing activities          (38,311)   (33,762)

Net cash inflow before financing                     64,345     33,009

Financing
Issue of ordinary shares                              6,240          -
Issue of non-cumulative irredeemable preference
 shares                                              16,356      6,808
Repayment of loan capital                            (1,771)    (5,925)

Net cash inflow from financing                       20,825        883

Increase in cash and cash equivalents                85,170     33,892

Additional Information

1. Net interest income
                                           Year ended       Year ended
Figures in HK$m                               31Dec04          31Dec03

Net interest income                            38,232           38,738
Average interest-earning assets             1,932,306        1,726,614
Net interest spread                              1.85%            2.14%
Net interest margin                              1.98%            2.24%

Net interest income of HK$38,232 million was HK$506 million, or 1.3 per cent, lower than 2003.

Net interest income from the Personal Financial Services business fell by HK$333 million, or 1.6 per cent, primarily due to reduced spreads on deposits taken in the low interest rate environment in Hong Kong. This was partly offset by strong growth in net interest income in the rest of the Asia-Pacific region, driven mainly by increased mortgage lending in Australia, Singapore, Taiwan, Korea and India, and in Indonesia due to growth of the credit card business and improved margins. Net interest income from the Commercial Banking business was HK$850 million, or 13.7 per cent, higher than last year mainly due to strong growth in lending balances and customer deposits, particularly trade finance advances in Hong Kong and mainland China. Net interest income from Corporate, Investment Banking and Markets fell by HK$1,120 million, or 9.0 per cent, mainly due to the maturity of high yielding treasury assets in Hong Kong, and flat yield curves that gave limited opportunity for position-taking. This was partly offset by growth of HK$22.7 billion in corporate loan balances, and an increase in customer deposits of HK$32.0 billion, in the rest of the Asia-Pacific region.

Average interest-earning assets increased by HK$205.7 billion, or 11.9 per cent, to HK$1,932.3 billion. Average advances to customers grew by HK$87.1 billion, or
11.2 per cent, with strong growth in mortgage lending in Singapore, Korea, India and Australia, and increases in commercial and corporate lending and trade finance in Hong Kong, mainland China and Australia. HIBOR-based loans in Hong Kong grew strongly on the back of historically low HIBOR rates. Average credit card receivables rose in most countries, notably in Taiwan and Australia, and other personal lending increased in Singapore. Average loans to banks were HK$62.0 billion higher, mainly in the bank in Hong Kong, although there was a decrease in Hang Seng Bank, as funds were redeployed into higher yielding investments. Investments rose by HK$55.7 billion, mainly in Hang Seng Bank and the bank in Hong Kong, reflecting a shift from interbank placements to higher yielding debt securities and, in some areas, a desire for greater liquidity. Trading securities remained in line with last year.

The group's net interest margin of 1.98 per cent for 2004 was 26 basis points lower than 2003. Spread narrowed by 29 basis points compared with 2003 and the contribution from net free funds was three basis points higher.

For the banking operations in Hong Kong (excluding Hang Seng Bank), net interest margin reduced by 39 basis points to 1.74 per cent for 2004. Spread narrowed by 41 basis points to 1.64 per cent. Wholesale rates increased gradually during the first nine months of the year as surplus liquidity was withdrawn from the system, although rates remained below those of 2003. In the last three months of 2004, however, significant liquidity resurfaced as foreign funds entered Hong Kong to invest in the buoyant stock market, and there were inflows from investors anticipating an upward realignment of the currency as the US dollar weakened. This caused rates to fall back in the final quarter of the year. Under the low interest rate environment, the spreads on Hong Kong dollar deposits were affected by a lower value of funds, while interest paid to customers had little room for reduction. Lower spreads on Hong Kong dollar savings, current and deposit accounts resulted in a reduction of 29 basis points. Spreads on treasury products narrowed,contributing to a further decline of 15 basis points, while higher spreads on foreign currency deposits caused an increase of four basis points. A lower cost of funds on mortgages resulted in an increase in spread of two basis points, however, the average yield on the residential mortgage portfolio, excluding GHOS and staff loans, in the bank in Hong Kong declined to 201 basis points below BLR in 2004, compared with 174 basis points below BLR in 2003. This reflected the fierce competition in the market against the backdrop of surplus liquidity and limited asset growth. Cash incentive payments on new mortgage loans of HK$151 million were written off against interest income in 2004, compared with HK$115 million in 2003. The contribution from net free funds rose by two basis points compared with the same period last year.

In Hang Seng Bank, net interest margin narrowed by 24 basis points to 2.04 per cent, with a reduction of 10 basis points in spread due to the maturity of higher yielding debt securities and a decrease of seven basis points due to the decline in spreads on time deposits. Corporate lending margins and lower mortgage yields each accounted for a further fall of six basis points. Average yield on the residential mortgage portfolio, excluding GHOS and staff loans, in Hang Seng Bank was 202 basis points below BLR in 2004, compared with 177 basis points below BLR in the same period last year. Cash incentive payments on new mortgage loans of HK$157 million have been written off against interest income in 2004 compared with HK$130 million in 2003. The contribution from net free funds was unchanged.

In the rest of the Asia-Pacific region, net interest margin at 1.92 per cent for 2004 was 10 basis points lower than 2003. Spread reduced by 13 basis points to
1.74 per cent for 2004, with reductions in several countries, including Taiwan which faced lower yields on mortgage loans as a result of market competition as well as narrower margins on credit card advances, and Singapore which saw the maturity of high yielding treasury assets and lower spreads on mortgages. These were partly offset by increased margins on mortgages in Australia, higher credit card spreads in Indonesia, and lower cost current and savings accounts in India. The contribution from net free funds was three basis points higher.

2. Other operating income

Figures in HK$m                                       2004        2003
Dividend income
- Listed investments                                    87         152
- Unlisted investments                                  99         100
                                                       186         252
Fees and commissions
- Account services                                   1,207       1,162
- Credit facilities                                  1,447       1,295
- Import/export                                      2,676       2,373
- Remittances                                        1,103         957
- Securities/stockbroking                            2,841       2,086
- Cards                                              3,606       3,090
- Insurance                                            217         172
- Unit trusts/funds under management                 3,922       2,814
- Other                                              2,855       2,306
Fees and commissions receivable                     19,874      16,255
Fees and commissions payable                        (3,184)     (2,617)
                                                    16,690      13,638

Dealing profits
- Foreign exchange                                   4,580       3,096
- Interest rate derivatives                          2,380       1,248
- Debt securities                                     (423)       (404)
- Equities and other trading                            78          84
                                                     6,615       4,024

Rental income from investment properties               211         220
Other insurance income                               4,293       3,275
Other                                                1,426       1,218
                                                    29,421      22,627

Analysis of income from dealing in financial instruments

                                      2004                              2003

                              Dividend and                      Dividend and
                   Dealing    net interest            Dealing   net interest
Figures in HK$m    profits          income    Total   profits         income  Total
Foreign exchange     4,580             254    4,834     3,096            174  3,270
Interest rate
 derivatives         2,380            (760)   1,620     1,248           (282)   966
Debt securities       (423)          1,352      929      (404)         1,526  1,122
Equities and other
 trading                78              21       99        84             (2)    82
                     6,615             867    7,482     4,024          1,416  5,440


Other operating income was HK$6,794 million, or 30.0 per cent, higher than 2003. Customers' continued preference for alternative investment products and record stock market volumes pushed wealth management and insurance income in the Personal Financial Services business up by HK$2,219 million, or 40.7 per cent. This was evidenced by strong growth in sales of unit trusts and capital guaranteed funds in Hong Kong, fee income from securities, stockbroking and custody, and new individual life insurance premium income. Fee income from cards rose, reflecting the increase in the number of cards in issue and higher cardholder spending. Revenues from trade finance also grew, notably in the bank in Hong Kong and mainland China, attributable to the strong regional trade flows. The substantial increase in dealing profits reflected successful trading in derivatives products, growth in demand for structured interest rate products and capital flows as customers sought to lock in funding requirements at historically low rates. In addition, foreign exchange profits benefited from an increase in corporate volumes and higher exchange rate volatility against a backdrop of a long-term decline in spreads.

3. Operating expenses

Figures in HK$m                             2004              2003
Staff costs
- Salaries and other costs                13,911            12,605
- Retirement benefit costs                   832               979
                                          14,743            13,584

Premises and equipment
- Depreciation                             2,096             2,032
- Rental expenses                          1,143             1,129
- Other premises and equipment expenses    1,763             1,616
                                           5,002             4,777

Other                                      7,247             5,663
                                          26,992            24,024

Staff numbers by region^
                                      At 31Dec04        At 31Dec03

Hong Kong                                 23,947            22,720
Rest of Asia-Pacific                      21,009            18,679
Americas/Europe                               16                16
Total                                     44,972            41,415

^ Full-time equivalent

Operating expenses increased by HK$2,968 million, or 12.4 per cent, compared with 2003. Staff costs rose by HK$1,159 million, or 8.5 per cent, attributable to higher performance-related costs in line with the strong performance across the region, the build-up of the investment banking division in Hong Kong, and headcount growth. Staff numbers have increased by 3,557 to support business expansion, including a number of staff who have transferred from Bank of Bermuda. Retirement benefit costs were lower due to the recognition of a gain arising from the curtailment of the local pension scheme in India. During 2004, the group continued to migrate certain support-related functions to its service centres in mainland China in order to reduce costs. Other operating expenses were higher than 2003 due to increased advertising and marketing expenditure in Hong Kong, India, Taiwan and Australia, in line with the growth in the Personal Financial Services and Commercial Banking businesses in these countries. Technology costs were higher as a result of investment in channel capabilities, customer relationship systems and more efficient processing systems. Other general expenses, including professional fees and communications costs, increased reflecting business expansion and increased sophistication of the product range.

4. Provisions for bad and doubtful debts

Figures in HK$m                                       2004       2003
Net (release)/charge for bad and doubtful debts

Advances to customers
- Specific provisions
    New provisions                                   4,079      7,001
    Releases                                        (2,550)    (2,771)
    Recoveries                                        (617)      (684)
                                                       912      3,546
- General provisions                                (1,723)      (160)
                                                      (811)     3,386
Placings with banks maturing after one month
- Net release of specific provisions                    (1)         -
Net (release)/charge to profit and loss account       (812)     3,386

There was a net release of provisions for bad and doubtful debts of HK$812 million, compared with a net charge of HK$3,386 million in 2003. The charge for new specific provisions fell, with lower provisions against mortgages and credit card advances in Hong Kong, in line with the improving economy, with lower bankruptcies, falling unemployment, and a rise in property prices. Provisions against lending to corporates were also lower, reflecting the benign credit environment across the region. Releases and recoveries were lower, mainly from commercial banking customers in Hong Kong, Indonesia and Bahrain. The release in the general provision for 2004 was made following an improvement in historical loss experience.

5. Profit on tangible fixed assets and long-term investments

Figures in HK$m                                                   2004    2003
Profit/(loss) on disposal of tangible fixed assets                 190     (84)

Profit on disposal of long-term investments                      1,705     860

Reversal of impairment of long-term investments                    203     237
                                                                 2,098   1,013

The profit on disposal of tangible fixed assets in 2004 was attributable to gains made on the sale of residential properties in Hong Kong.

The profit on disposal of long-term investments and associated companies in 2004 comprised profits realised from the exchange of the group's interest in World Finance International Limited, an associated company, for an interest in Bergesen Worldwide, together with the sale of equity investments.

The reversal of impairment of long-term investments in 2004 reflected a partial write-back of a provision against an equity investment.

6. Share of profits less losses of associated companies

In May 2004, Hang Seng Bank Limited acquired a 15.98 per cent stake in Industrial Bank Co. Ltd., and in August 2004, The Hongkong and Shanghai Banking Corporation Limited acquired a 19.9 per cent interest in Bank of Communications Limited. These companies are accounted for as associated companies, as the group has representation on the Board of Directors of each bank, and in accordance with the Technical Support and Assistance Agreements, is assisting in the development of financial and operating policies. In respect of Bank of Communications Limited, a number of staff have been seconded to assist in this process.

In respect of Industrial Bank Co. Ltd., Hang Seng Bank Limited also has representation on the executive committee, whilst for Bank of Communications Limited, The Hongkong and Shanghai Banking Corporation Limited has representation on the senior executive remuneration committee and on the audit committee.

Share of profits less losses of associated companies in 2004 included the group's share of profits and amortisation of goodwill from Bank of Communications and Industrial Bank from the date of investment to 30 September 2004. The group has taken advantage of the provision contained in Hong Kong Statement of Standard Accounting Practice 10 whereby it is permitted to include the attributable share of associates' results based on accounts drawn up to a non-coterminous period end where it is more practicable to do so.

7. Taxation

The charge for taxation in the consolidated profit and loss account comprises:

Figures in HK$m                                        2004       2003
Hong Kong profits tax                                 3,982      3,603
Overseas taxation                                     2,476      1,802
Deferred taxation                                       484        (30)
                                                      6,942      5,375

Share of associated companies' taxation                 144         12
                                                      7,086      5,387

The effective rate of tax for 2004 was 15.8 per cent compared with 15.5 per cent in 2003.

8. Dividends

                                    2004                      2003
                       HK$ per share      HK$m   HK$ per share     HK$m
Equity
 Ordinary dividends
 - Paid                          2.18   15,500            1.33    8,650
 - Proposed                      0.53    4,800            1.30    8,450
                                 2.71   20,300            2.63   17,100

Non-equity
 Preference dividends payable
 - Cumulative redeemable
   preference shares              192       96             198       99
 - Non-cumulative irredeemable
   preference shares             0.26    1,444            0.24    1,075
                                        21,840                   18,274

9. Advances to customers

Figures in HK$m                          At 31Dec04        At 31Dec03
Gross advances to customers                 928,178           829,415
Suspended interest                             (869)           (1,141)
                                            927,309           828,274

Specific provisions                          (5,609)           (9,132)
General provisions                           (2,447)           (4,138)
Total provisions                             (8,056)          (13,270)
Net advances to customers                   919,253           815,004

Provisions as a percentage of gross advances
 to customers^
Specific provisions                            0.61%             1.10%
General provisions                             0.26%             0.50%
Total provisions                               0.87%             1.60%

^ Gross advances to customers are stated after deduction of interest in suspense

10. Provisions for bad and doubtful debts against advances to customers

                                                             Suspended
Figures in HK$m                 Specific   General    Total   interest
At 01Jan04                         9,132     4,138   13,270      2,007
Amounts written off               (5,033)        -   (5,033)    (1,145)
Recoveries of advances written
 off in previous years               617         -      617          -
Net charge/(release) to profit
 and loss account (Note 4)           912    (1,723)    (811)         -
Interest suspended during the year     -         -        -        744
Suspended interest recovered           -         -        -       (561)
Exchange and other adjustments       (19)       32       13          7

At 31Dec04                         5,609     2,447    8,056      1,052

Suspended interest above comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Other assets'.

11. Non-performing advances to customers and provisions

The geographical information shown below, and in notes 12, 13, 14 and 16, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.

                                           Rest of  Americas/
Figures in HK$m           Hong Kong   Asia-Pacific     Europe   Total
Year ended 31Dec04

Bad and doubtful debt
 charge/(release)            (1,701)           896         (6)   (811)

At 31Dec04

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased as follows:

Gross advances on which interest
- has been placed in
  suspense                    4,510          3,655          -    8,165
- accrual has ceased          1,492            713          5    2,210
Gross non-performing
 advances^                    6,002          4,368          5   10,375

Specific provisions          (2,569)        (3,035)        (5)  (5,609)
                              3,433          1,333          -    4,766

Specific provisions as a
 percentage of gross non-
 performing advances           42.8%          69.5%     100.0%    54.1%

Gross non-performing advances
 as a percentage of gross
 advances to customers^^        1.0%           1.3%      35.7%     1.1%


                                           Rest of   Americas/
Figures in HK$m             Hong Kong Asia-Pacific     Europe    Total

Year ended 31Dec03

Bad and doubtful debt
 charge/(release)               3,098          321        (33)   3,386


At 31Dec03

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Gross advances on which interest
- has been placed in suspense  11,675        5,306          -   16,981
- accrual has ceased            1,301          971          5    2,277
Gross non-performing advances^ 12,976        6,277          5   19,258

Specific provisions            (4,885)      (4,242)        (5)  (9,132)
                                8,091        2,035          -   10,126

Specific provisions as a
 percentage of gross non-
 performing advances             37.6%        67.6%     100.0%    47.4%

Gross non-performing advances
 as a percentage of gross
 advances to customers^^          2.3%         2.4%      41.7%     2.3%

Non-performing advances fell by HK$8,883 million, or 46.1 per cent, to HK$10,375 million at 31 December 2004, reflecting the improved credit environment throughout the region. In Hong Kong, non-performing advances fell by HK$6,974 million with reductions in both the bank and Hang Seng due to repayments and write-offs. In the rest of the Asia-Pacific region, non-performing advances decreased in most countries, notably in Thailand, Singapore and Indonesia due to a combination of repayments, upgrades and write-offs relating to commercial and corporate banking customers. However, non-performing advances increased in mainland China.

^Gross non-performing advances to customers are stated after deduction of interest in suspense.

^^Expressed as a percentage of gross advances to customers after deduction of interest in suspense.

12. Overdue advances to customers

                                                Rest of   Americas/
Figures in HK$m                 Hong Kong  Asia-Pacific      Europe   Total

At 31Dec04
Gross advances to customers
 which have been overdue with
 respect to either principal
 or interest for periods of ^

- six months or less but over
  three months                      1,030           711           -   1,741

- one year or less but over
  six months                          784           296           -   1,080

- over one year                     1,847         1,534           -   3,381
                                    3,661         2,541           -   6,202

Overdue advances to customers
 as a percentage of gross
 advances to customers^^

- six months or less but over
  three months                        0.2%          0.2%          -     0.2%

- one year or less but over
  six months                          0.1%          0.1%          -     0.1%

- over one year                       0.3%          0.5%          -     0.4%
                                      0.6%          0.8%          -     0.7%

Overdue advances to customers
 (as above)                         3,661         2,541           -   6,202

Less: overdue advances on which
 interest is still being accrued     (519)         (357)          -    (876)

Add: advances overdue for periods
 of three months or less, or
 which are not yet overdue, and
 on which interest has been placed
 in suspense:
- included in rescheduled advances    974           380           5   1,359
- other                             1,886         1,804           -   3,690

Gross non-performing advances
 (Note 11)                          6,002         4,368           5  10,375


                                                Rest of    America/
Figures in HK$m                Hong Kong   Asia-Pacific     Europe    Total

At 31Dec03

Gross advances to customers
 which have been overdue with
 respect to either principal
 or interest for periods of^

- six months or less but
  over three months              2,334              866          -    3,200

- one year or less but
  over six months                1,428              867          -    2,295

- over one year                  3,133            2,376          -    5,509
                                 6,895            4,109          -   11,004

Overdue advances to customers
 as a percentage of gross
 advances to customers^^

- six months or less but
   over three months               0.4%             0.3%         -      0.4%

- one year or less but over
  six months                       0.2%             0.3%         -      0.3%

- over one year                    0.6%             0.9%         -      0.6%
                                   1.2%             1.5%         -      1.3%

Overdue advances to customers
 (as above)                      6,895            4,109          -   11,004

Less: overdue advances on
 which interest is still
 being accrued                  (1,593)            (247)         -   (1,840)

Add: advances overdue for
 periods of three months
 or less, or which are not
 yet overdue, and on which
 interest has been placed
 in suspense:
- included in rescheduled
  advances                       4,043              692          5    4,740
- other                          3,631            1,723          -    5,354

Gross non-performing advances
 (Note 11)                      12,976            6,277          5   19,258


^Gross overdue advances to customers are stated after deduction of interest in suspense.

^^Expressed as a percentage of gross advances to customers after deduction of interest in suspense.

13. Rescheduled advances to customers

                                                Rest of    America/
Figures in HK$m                Hong Kong   Asia-Pacific     Europe    Total
t 31Dec04

Rescheduled advances to
 customers^                        4,050            465          5    4,520

Rescheduled advances to
 customers as a percentage
 of gross advances to
 customers^^                         0.7%           0.1%      35.7%     0.5%

At 31Dec03

Rescheduled advances to
 customers^                        7,520            829          5    8,354

Rescheduled advances to
 customers as a percentage
 of gross advances to
 customers^^                         1.3%           0.3%      41.7%     1.0%

Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower, or because of the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for over three months and which are included in overdue advances to customers (Note 12).

^Rescheduled advances are stated after deduction of interest in suspense.

^^Expressed as a percentage of gross advances to customers after deduction of interest in suspense.

14. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiary companies, to manage associated risks.

                                                Rest of    America/
Figures in HK$m                Hong Kong   Asia-Pacific     Europe    Total

At 31Dec04
Residential mortgages            185,047         98,080          2  283,129

Hong Kong SAR Government's
 Home Ownership Scheme,
 Private Sector Participation
 Scheme and Tenants Purchase
 Scheme mortgages                 41,991              -          -   41,991

Other personal                    50,765         37,963          7   88,735
Total personal                   277,803        136,043          9  413,855

Commercial, industrial and
 international trade             109,895        105,452          -  215,347

Commercial real estate            80,769         27,981          5  108,755

Other property-related
 lending                          46,324         14,066          -   60,390

Government                         4,781          5,151          -    9,932

Other commercial                  56,699         35,088          -   91,787
Total corporate and commercial   298,468        187,738          5  486,211

Non-bank financial institutions   15,021          9,150          -   24,171

Settlement accounts                3,470            471          -    3,941
Total financial                   18,491          9,621          -   28,112

Gross advances to customers      594,762        333,402         14  928,178

Suspended interest                  (392)          (477)         -     (869)

Gross advances to customers
 net of suspended interest       594,370        332,925         14  927,309

Provisions for bad and
 doubtful debts                   (4,116)        (3,935)        (5)  (8,056)

Net advances to customers        590,254        328,990          9  919,253

                                                Rest of    America/
Figures in HK$m                Hong Kong   Asia-Pacific     Europe    Total

At 31Dec03

Residential mortgages            183,031         79,104          -  262,135

Hong Kong SAR Government's
 Home Ownership Scheme,
 Private Sector Participation
 Scheme and Tenants Purchase
 Scheme mortgages                 48,830              -          -   48,830

Other personal                    40,679         29,490          7   70,176
Total personal                   272,540        108,594          7  381,141

Commercial, industrial and
 international trade              85,132         79,927          -  165,059

Commercial real estate            66,362         21,899          5   88,266

Other property-related
 lending                          39,401         11,849          -   51,250

Government                         7,193          4,976          -   12,169

Other commercial                  52,426         29,149          -   81,575
Total corporate and commercial   250,514        147,800          5  398,319

Non-bank financial institutions   38,206          7,818          -   46,024

Settlement accounts                3,564            367          -    3,931
Total financial                   41,770          8,185          -   49,955

Gross advances to customers      564,824        264,579         12  829,415

Suspended interest                  (603)          (538)         -   (1,141)

Gross advances to customers
 net of suspended interest       564,221        264,041         12  828,274

Provisions for bad and doubtful
 debts                            (8,144)        (5,121)        (5) (13,270)

Net advances to customers        556,077        258,920          7  815,004

Advances to customers increased by HK$104.2 billion, or 12.8 per cent, since the end of 2003.

Advances in Hong Kong grew by HK$34.2 billion, or 6.1 per cent, since the end of 2003, reflecting improved economic conditions, notwithstanding continued price competition particularly in the mortgage market. In both the bank in Hong Kong and Hang Seng Bank, there was a moderate increase in non-GHOS residential mortgage loans, although lending under the GHOS continued to decline as the scheme remained suspended during 2004. Other personal lending rose, mainly on credit cards, reflecting the increase in cardholder spending. There was significant growth in commercial lending, particularly trade finance and lending to the property and transport sectors, reflecting the success of the bank's strategy to appoint dedicated relationship managers in the middle market sector, and the establishment of new business banking centres to service the SME sector. Advances to financial institutions fell due to a significant reduction in stock borrowing.

In the rest of the Asia-Pacific region, net advances to customers increased by HK$70.1 billion, or 27.1 per cent, since the end of 2003. There was strong growth in personal, commercial and corporate lending across the region. Mortgage loans increased by 24.0 per cent, principally in Singapore, Taiwan, Korea, India, mainland China and Australia. The cards business continued to expand and outstanding credit card advances rose by 32.6 per cent, notably in Taiwan, Thailand and Australia. Lending to commercial and corporate customers rose by
27.0 per cent, mainly in mainland China, Japan and Korea.


15. Analysis of advances to customers by geographical area according to the location of counterparties, after risk transfer

                                                  Rest of   Americas/
Figures in HK$m                  Hong Kong   Asia-Pacific      Europe   Others     Total

At 31Dec04

Gross advances to customers,
  net of suspended interest        544,185        319,512      59,461    4,151   927,309

Overdue advances to customers        3,676          2,452          74        -     6,202
Non-performing advances
  to customers                       5,851          4,352         172        -    10,375

At 31Dec03

Gross advances to customers,
  net of suspended interest        499,432        260,108      64,116    4,618   828,274
Overdue advances to customers        6,679          3,958         366        1    11,004
Non-performing advances
  to customers                      11,527          6,267       1,462        2    19,258

16. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong and is shown net of suspended interest.

Figures in HK$m                                At 31Dec04   At 31Dec03
Gross advances to customers for use
  in Hong Kong
Industrial, commercial and financial
Property development                               36,230       37,873
Property investment                                93,747       74,938
Financial concerns                                 14,784       16,218
Stockbrokers                                        1,185          612
Wholesale and retail trade                         32,103       26,689
Manufacturing                                      14,366       10,498
Transport and transport equipment                  35,418       31,482
Others                                             41,140       39,641
                                                  268,973      237,951
Individuals
Advances for the purchase of flats under the
  Hong Kong SAR
Government's Home Ownership, Private Sector
  Participation and Tenants Purchase Schemes       41,991       48,830
Advances for the purchase of other residential
  properties                                      169,835      168,841
Credit card advances                               23,162       20,747
Others                                             20,247       17,689
                                                  255,235      256,107

Gross advances to customers for use in
  Hong Kong                                       524,208      494,058

Trade finance                                      49,414       38,086

Gross advances to customers for use outside
  Hong Kong made by branches of the bank
  and subsidiary companies in Hong Kong            20,748       32,077

Gross advances to customers made by branches
  of the bank and subsidiary companies in
  Hong Kong                                       594,370      564,221

Gross advances to customers made by branches
  of the bank and subsidiary companies outside
   Hong Kong
- rest of Asia-Pacific                            332,925      264,041
- Americas/Europe                                      14           12

Gross advances to customers net of suspended
  interest                                        927,309      828,274

An explanation of the significant differences between the categories of advances and their definitions used by the HSBC Group and those used by the HKMA is given on page 18 of the Annual Report and Accounts for 2003.

17. Cross-border exposure

The country risk exposures shown below are prepared in accordance with the HKMA Return of External Positions Part II Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.

                                Banks and
                                    other    Public
                                financial    sector
Figures in HK$m              institutions  entities    Other     Total
At 31Dec04

Americas
United States                      45,518    80,047   32,010   157,575
Other                              43,044    16,143   47,297   106,484
                                   88,562    96,190   79,307   264,059

Europe
United Kingdom                     86,613        27   23,294   109,934
Other                             332,581     4,219   22,168   358,968
                                  419,194     4,246   45,462   468,902

Asia-Pacific excluding Hong Kong  151,183    18,454   77,266   246,903

At 31Dec03

Americas
United States                      21,464    58,929   23,304   103,697
Other                              39,840    23,040   20,898    83,778
                                   61,304    81,969   44,202   187,475

Europe
United Kingdom                     81,520        16   31,175   112,711
Other                             253,748     1,567   30,124   285,439
                                  335,268     1,583   61,299   398,150

Asia-Pacific excluding Hong Kong  110,348    37,847   79,558   227,753


18. Current, savings and other deposits

Figures in HK$m                            At 31Dec04      At 31Dec03

Customer accounts
- Current accounts                            280,809         211,749
- Savings accounts                            796,977         682,412
- Other deposit accounts                      652,709         665,234

                                            1,730,495       1,559,395

Certificates of deposit in issue              114,741          92,521
Other debt securities in issue                 35,437          17,788

                                            1,880,673       1,669,704

Current, savings and other deposits increased by HK$211 billion, or 12.6 per cent, since the end of 2003.

In Hong Kong, customer accounts grew by HK$102.2 billion, or 8.4 per cent. The low interest rate environment, which persisted throughout 2004, prompted personal account customers to seek higher returns by investing in wealth management products, while surplus funds were kept in current and savings accounts, as interest rate differentials on savings and deposit accounts fell to near zero levels. Deposits from the Commercial and Corporate, Investment Banking and Markets businesses rose by HK$75.7 billion, or 21.8 per cent, compared with the end of 2003, mostly in the bank in Hong Kong.

In the rest of the Asia-Pacific region, customer accounts rose by HK$69.1 billion, or 20.1 per cent. Deposits from personal customers grew by 9.9 per cent, mainly from expansion in mainland China and Australia. Deposits from Commercial Banking customers increased by 17.6 per cent, principally in Singapore and mainland China. Deposits from Corporate, Investment Banking and Markets customers rose by 31.5 per cent, with increases in Singapore, Korea, Japan, Brunei, Taiwan and India, reflecting the strong rise in funds received from securities custody and clearing customers.

The increase in certificates of deposit in issue related to wealth management products launched by the bank in Hong Kong and by Hang Seng Bank, while the rise in other debt securities in issue was mainly in Australia to fund business expansion.

The group's advances-to-deposits ratio increased to 48.9 per cent at 31 December 2004 from 48.8 per cent at 31 December 2003.

19. Reserves

Figures in HK$m                                At 31Dec04   At 31Dec03
Share premium account                               3,883        3,878
Revaluation reserves
- Premises revaluation reserve                      9,832        5,439
- Investment properties revaluation reserve         2,075        1,696
- Long-term equity investments revaluation
  reserve                                           1,609        1,182
                                                   13,516        8,317
Retained profits                                   51,083       37,764
                                                   68,482       49,959

20. Contingent liabilities, commitments and derivatives

                                                     Credit      Risk-
                                      Contract   equivalent   weighted
Figures in HK$m                         amount       amount     amount
At 31Dec04
Contingent liabilities
- Acceptances and endorsements          22,714        4,559      4,423
- Guarantees                           157,833      136,474     48,837
- Other                                     35           35         33
                                       180,582      141,068     53,293
Commitments
- Documentary credits and short-term
  trade-related transactions            48,493       13,770      9,591
- Forward asset purchases and
  forward forward deposits placed       10,166       10,166      3,716
- Undrawn note issuing and revolving
  underwriting facilities                4,116        2,058      1,680
- Undrawn formal standby facilities,
  credit lines and other commitments:
- one year and over                     82,142       41,071     38,311
- under one year                       657,682            -          -
                                       802,599       67,065     53,298
Exchange rate contracts
- Spot and forward foreign exchange  2,411,793       46,694     11,759
- Swaps and other exchange rate
  contracts                            696,883       39,635     11,180
                                     3,108,676       86,329     22,939
Interest rate contracts
- Interest rate swaps                3,754,053       57,131     14,679
- Other interest rate contracts        684,692        3,117        875
                                     4,438,745       60,248     15,554

Other derivative contracts              71,395        4,030      1,222

Impact of counterparty netting
  agreements on derivatives exposure        -      (59,487)   (12,535)

At 31Dec03

Contingent liabilities
- Acceptances and endorsements          19,355        4,033      3,803
- Guarantees                           122,075      107,562     35,892
- Other                                    130          130        130
                                       141,560      111,725     39,825

Commitments
- Documentary credits and short-term
  trade-related transactions            45,038       12,890      8,767
- Forward asset purchases and forward
  forward deposits placed                7,696        7,696      2,665
- Undrawn note issuing and revolving
  underwriting facilities                4,187        2,094      1,686
- Undrawn formal standby facilities,
  credit lines and other commitments:
- one year and over                     55,456       27,728     26,042
- under one year                       554,808            -          -
                                       667,185       50,408     39,160

Exchange rate contracts
- Spot and forward foreign exchange  2,043,936       40,361      9,882
- Swaps and other exchange rate
  contracts                            563,533       30,485      8,613
                                     2,607,469       70,846     18,495

Interest rate contracts
- Interest rate swaps                2,715,154       48,890     12,719
- Other interest rate contracts        915,413        1,939        532
                                     3,630,567       50,829     13,251

Other derivative contracts              27,375        5,697      3,777

Impact of counterparty netting
  agreements on derivatives exposure         -      (46,347)    (9,564)

The tables above give the nominal contract amounts, credit equivalent amounts and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, from 0 per cent to 50 per cent for exchange rate and interest rate contracts, and from 0 per cent to 100 per cent for other derivatives contracts. The group has executed close-out netting agreements with certain counterparties, which allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. These have been taken into account in calculating total risk-weighted assets.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contract amounts represent the amounts at risk should the contract be fully drawn upon and the customer default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivatives arise from futures, forward, swap and option transactions undertaken by the group in the foreign exchange, interest rate and equity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Replacement cost of contracts

Figures in HK$m                             At 31Dec04      At 31Dec03
Exchange rate contracts                         54,216          42,119
Interest rate contracts                         41,486          39,360
Other derivative contracts                       1,722             601
                                                97,424          82,080
Less: netting adjustments                      (39,907)        (31,259)
      cash collateral received                  (2,100)         (2,889)

                                                55,417          47,932

The replacement cost of contracts represents the mark-to-market assets on all contracts with a positive value, i.e. an asset to the group. This comprises the mark-to-market assets on contracts with third parties and fellow subsidiary companies included in the balance sheet in 'Other assets', and on accrual accounted contracts which are not marked-to-market in the balance sheet.

Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The actual credit risk is measured internally as the sum of positive mark-to-market values and an estimate for the future fluctuation risk, using a future risk factor.

The netting adjustments represent amounts where the group has in place legally enforceable rights with individual counterparties to offset the gross amount of positive mark-to-market assets with any negative mark-to-market liabilities with the same customer. These offsets are recognised by the HKMA in the calculation of risk-weighted assets for the capital adequacy ratio. Cash collateral received represents amounts specifically held against identifiable transactions which meet the offset criteria.

21. Foreign exchange exposure

The group had the following structural foreign currency exposures which exceeded 10 per cent of the net structural foreign currency exposure in all currencies:

Figures in HK$m                                Net structural position
At 31Dec04
Australian dollars                                               4,911
Chinese renminbi                                                18,154
Indian rupees                                                    4,979
Korean won                                                       3,266
Singapore dollars                                                3,370
United States dollars                                          (56,355)
Thai baht                                                        1,575

At 31Dec03

Australian dollars                                               2,510
Indian rupees                                                    3,824
Singapore dollars                                                3,432
United States dollars                                          (43,558)

The group had the following non-structural foreign currency positions which exceeded 10 per cent of the group's net foreign currency non-structural positions in all currencies:

                           United States       Singapore        Brunei
Figures in HK$m                  dollars         dollars       dollars
At 31Dec04
Spot assets                    1,126,118          83,986         5,129
Spot liabilities              (1,042,445)        (74,193)      (15,134)
Forward purchases              1,497,043         104,625             -
Forward sales                 (1,516,913)       (104,339)            -
Net options position                (721)              -             -
                                  63,082          10,079       (10,005)

At 31Dec03
Spot assets                      985,356
Spot liabilities                (954,240)
Forward purchases              1,320,615
Forward sales                 (1,239,787)
Net options position                (560)
                                 111,384

22. Reconciliation of operating profit to cash (used in)/generated from operations

Figures in HK$m                                         2004      2003
Operating profit                                      41,430    33,879
Net interest income                                  (38,232)  (38,738)
Dividend income                                         (186)     (252)
Depreciation and amortisation                          2,171     2,044
Provisions for bad and doubtful debts                   (812)    3,386
Advances written off net of recoveries                (4,416)   (6,183)
Other provisions for liabilities and charges             668       641
Provisions utilised                                     (906)     (445)
Interest received                                     45,593    43,376
Interest paid                                        (18,294)  (15,960)

Net cash inflow from trading activities               27,016    21,748

Change in treasury bills with original term to
  maturity of more than three months                 (48,741)    4,879
Change in placings with banks maturing after
  one month                                           38,841   (22,436)
Change in certificates of deposit with original
  term to maturity of more than three months          (1,142)     (286)
Change in securities held for dealing purposes        10,492     5,229
Change in advances to customers                      (99,035)  (82,829)
Change in amounts due from fellow subsidiary
  companies                                          (25,203)  (35,302)
Change in other assets                               (41,555)  (70,550)
Change in current, savings and other deposit
  accounts                                           210,969   196,165
Change in deposits by banks                            4,987    22,566
Change in amounts due to fellow subsidiary
  companies                                            5,809       276
Change in amounts due to ultimate holding company        104       (66)
Change in other liabilities                           40,745    35,290
Exchange adjustments                                     898     1,695

Cash generated from operations                       124,185    76,379

23. Analysis of cash and cash equivalents

a. Changes in cash and cash equivalents during the year

Figures in HK$m                                         2004      2003

Balance at 1 January                                 311,435   266,407
Net cash inflow before the effect of foreign
  exchange movements                                  85,170    33,892
Effect of foreign exchange movements                   7,596    11,136
Balance at 31 December                               404,201   311,435

b. Analysis of balances of cash and cash equivalents

Figures in HK$m                                         2004      2003

Cash in hand and current balances with banks          54,564    35,301
Placings with banks                                  328,172   227,100
Treasury bills                                        16,954    43,906
Certificates of deposit                                4,511     5,128
                                                     404,201   311,435

c. Analysis of net outflow of cash and cash equivalents in respect of acquisition of and increased shareholding in subsidiary companies

Figures in HK$m                                         2004      2003

Cash consideration                                      (972)     (833)
Cash and cash equivalents acquired                         -        38
                                                        (972)     (795)

24. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions.

Profit and loss account:

                                                  Rest of   Americas/
Figures in HK$m                  Hong Kong   Asia-Pacific      Europe     Total
Year ended 31Dec04

Interest income                     38,534         21,739         602    60,875
Interest expense                   (10,946)       (11,223)       (474)  (22,643)
Net interest income                 27,588         10,516         128    38,232
Dividend income                        171             15           -       186
Fees and commissions receivable     14,014          6,167           1    20,182
Fees and commissions payable        (1,903)        (1,577)        (12)   (3,492)
Dealing profits                      4,034          2,581           -     6,615
Rental income from investment
  properties                           211              -           -       211
Other                                6,007          1,009           9     7,025
Operating income                    50,122         18,711         126    68,959
Operating expenses                 (18,041)       (10,229)        (28)  (28,298)
Operating profit before
  provisions                        32,081          8,482          98    40,661
Provisions for bad and
  doubtful debts                     1,701           (895)          6       812
Provisions for contingent
  liabilities and commitments          (28)           (12)         (3)      (43)
Operating profit                    33,754          7,575         101    41,430
Profit on tangible fixed
  assets and long-term investments   1,975            122           1     2,098
Surplus on property revaluation        960             64           -     1,024
Share of profits less losses of
  associated companies                  66            348           -       414
Profit on ordinary activities
  before tax                        36,755          8,109         102    44,966
Tax on profit on ordinary
  activities                        (4,725)        (2,355)         (6)   (7,086)
Profit on ordinary activities
  after tax                         32,030          5,754          96    37,880
Minority interests                 (4,288)            (27)          -    (4,315)
Profit attributable to
  shareholders                      27,742          5,727          96    33,565

Profit and loss account:

Year ended 31Dec03

Interest income                     39,809         17,714         699    58,222
Interest expense                   (10,080)        (8,808)       (596)  (19,484)
Net interest income                 29,729          8,906         103    38,738
Dividend income                        239              9           4       252
Fees and commissions receivable     11,561          4,871           2    16,434
Fees and commissions payable        (1,497)        (1,249)        (50)   (2,796)
Dealing profits                      1,923          2,104          (3)    4,024
Rental income from investment
  properties                           220              -           -       220
Other                                4,801            722           4     5,527
Operating income                    46,976         15,363          60    62,399
Operating expenses                 (16,296)        (8,728)        (34)  (25,058)
Operating profit before
  provisions                        30,680          6,635          26    37,341
Provisions for bad and
  doubtful debts                    (3,098)          (321)         33    (3,386)
Provisions for contingent
  liabilities and commitments          (51)           (25)          -       (76)
Operating profit                    27,531          6,289          59    33,879
Profit on tangible fixed assets
  and long-term investments            779            110         124     1,013
Surplus/(deficit) on property
  revaluation                         (262)            28           -      (234)
Share of profits less losses of
  associated companies                 139              -           -       139
Profit on ordinary activities
  before tax                        28,187          6,427         183    34,797
Tax on profit on ordinary
  activities                        (3,612)        (1,760)        (15)   (5,387)
Profit on ordinary activities
  after tax                         24,575          4,667         168    29,410
Minority interests                  (3,613)             -           -    (3,613)
Profit attributable to
  shareholders                      20,962          4,667         168    25,797


Interest income and interest expense include intra-group interest of HK$2,964 million (2003: HK$2,452 million). Fees and commissions receivable and fees and commissions payable include intra-group fees of HK$308 million (2003: HK$179 million). Other operating income and operating expenses include intra-group items of HK$1,306 million (2003: HK$1,034 million).

25. Capital adequacy

The table below sets out an analysis of regulatory capital and capital adequacy ratios for the group.

Figures in HK$m                                         At 31Dec04   At 31Dec03
Composition of capital

Tier 1:
Shareholders' funds                                        147,495      110,012
Less: proposed dividends                                    (4,800)      (8,450)
      property revaluation reserves                        (11,907)      (7,135)
      long-term equity investments
      revaluation reserve                                   (1,609)      (1,182)
      term preference shares                                (3,886)      (3,882)
      goodwill                                              (5,771)        (961)
Minority interests^                                         14,384       14,167
Total qualifying tier 1 capital                            133,906      102,569

Tier 2:
Property revaluation reserves (@70%)^^                       7,977        4,994
Long-term equity investments revaluation reserve (@70%)      1,126          827
General provisions                                           2,447        4,138
Perpetual subordinated debt                                  9,328        9,316
Term subordinated debt                                       1,814        2,099
Term preference shares^^^                                    3,109        3,882
Total qualifying tier 2 capital                             25,801       25,256

Investments in associated companies                        (12,063)      (1,443)
Investments in unconsolidated subsidiary companies          (6,461)      (4,812)
Investments in other banks                                  (1,727)        (501)
Total capital                                              139,456      121,069

Risk-weighted assets                                     1,173,432    1,008,824

^After deduction of minority interests in unconsolidated subsidiary companies.

^^Balance at 31 December 2004 is capped at the December 1998 amount.

^^^Balance at 31 December 2004 includes a discount for term preference shares with residual maturity of less than five years.

The group's capital adequacy ratios adjusted for market risks calculated in accordance with the HKMA Guideline on 'Maintenance of Adequate Capital Against Market Risks' are as follows:

                                      At 31Dec04            At 31Dec03
Total capital                              11.9%                 12.0%

Tier 1 capital                             11.4%                 10.2%

The group's capital adequacy ratios calculated in accordance with the provisions of the Third Schedule of the Banking Ordinance which does not take into account market risks are as follows:

Total capital                              11.9%                 11.8%

Tier 1 capital                             11.4%                 10.0%

26. Liquidity ratio

The Hong Kong Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance, of 25 per cent. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies which are Authorised Institutions under the Banking Ordinance in Hong Kong.

                                                           2004   2003

The average liquidity ratio for the year was as follows

Hong Kong branches of the bank                             41.7%  49.0%

27. Property revaluation

The group's premises and investment properties were revalued as at 30 September 2004 and updated for any material changes at 31 December 2004. The basis of the valuation for premises was open market value for existing use or, in the case of one specialised building, depreciated replacement cost. The basis of the valuation for investment properties was open market value. The bases of valuation are unchanged from those used at 31 December 2003.

Premises and investment properties in the Hong Kong SAR, the Macau SAR and mainland China, which represent 92.5 per cent by value of the group's properties subject to valuation, were valued by DTZ Debenham Tie Leung Limited. The valuations were carried out by independent qualified valuers who are members of the Hong Kong Institute of Surveyors. Properties in 11 other countries, which represent 7.5 per cent by value of the group's properties, were valued by different, independent, professionally qualified valuers.

The September property revaluation, together with the revaluation of Hong Kong properties undertaken in June 2004, has resulted in an increase in the group's revaluation reserves of HK$5,542 million net of deferred tax, and a credit to the profit and loss account before taxation of HK$1,024 million.

28. Accounting policies

The accounting policies adopted are consistent with those described in the Annual Report and Accounts for 2003.

29. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2004 which were approved by the Board of Directors on 28 February 2005 and will be delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The Auditors expressed an unqualified opinion on those statutory accounts in their report dated 28 February 2005. The Annual Report and Accounts for the year ended 31 December 2004, which include the statutory accounts, can be obtained on request from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.hk on or after 31 March 2005.

30. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

Media enquiries to: David Hall     Telephone no: + 852 2822 1133
                    Gareth Hewett  Telephone no: + 852 2822 4929
                    Richard Beck   Telephone no: + 44 20 7991 0633
                    Karen Ng       Telephone no: + 44 20 7991 0655








                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 February 2005